Contact

www.linkedin.com/in/shreegurung
(LinkedIn)

Top Skills

Reality Television

Media Production

Event Management

Shree Gurung

Uniting YouTubers for Climate Change Stories, filming their journey
to a reality TV show : @ChallengersEverest on prime video
Walnut Creek, California, United States

Summary

PhD Scholar (AI in Social Media) & Media entrepreneur
Founder of Impact Media StartUp worldvlogchallenge.com where
Vloggers-Creators are united to bring out the stories of glaciers to
oceans.
Their journey is a reality show "Challengers Everest" available
on @primevideo (USA & UK) $3.99/ Season (8 Episodes) No
subscription needed.

www.worldvlogchallenge.com

Experience

Challengers Everest
Founder
January 2019 - Present (6 years 5 months)
San Francisco, California, United States

Vloggers/ Creators based reality shows at the most iconic places on earth.

Partynepal
Chairman
November 2009 - Present (15 years 7 months)

Pioneer Event management company in Nepal since 2003
Media.Events

Education

Tribhuvan University
Doctor of Philosophy - PhD, Artificial Intelligence in Social Media

Kantipur City College
Master's degree, Mass Communication & Journalism

Bangalore University

Bachelor of Arts - BA, Cinematography and Film/Video Production